UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2014

 Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.
(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By: /s/ CARLOS JOSE MOLINELLI MATEO

Name: Carlos Jose Molinelli Mateo

Title: Stock Market Representative

Date: April 28, 2014

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated financial statements
as of March 31, 2014 for the three-month period then ended

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated financial statements as of March 31, 2014 and for the three-month period then ended

Content

Report on review of interim condensed consolidated financial statements

Interim condensed consolidated financial statements
Interim condensed consolidated statements of financial position
Interim condensed consolidated statements of profit or loss
Interim condensed consolidated statements of other comprehensive income
Interim condensed consolidated statements of changes in equity
Interim condensed consolidated statements of cash flows
Notes to the interim condensed consolidated financial statements

Report on review of interim condensed consolidated financial statements

To the Board of Directors and Shareholders of Cementos Pacasmayo S.A.A.

Introduction
We have reviewed the accompanying interim condensed consolidated statement of financial position of Cementos Pacasmayo S.A.A. (a Peruvian company) and its Subsidiaries (together the "Group") as of March 31, 2014, and the related interim condensed consolidated statements of profit or loss, other comprehensive income, changes in equity and cash flows for the three-month period then ended and explanatory notes. Management is responsible for the preparation and presentation of these interim condensed consolidated financial statements in accordance with IAS 34 Interim Financial Reporting (IAS 34). Our responsibility is to express a conclusion on these interim condensed consolidated financial statements based on our review.

Scope of review
We conducted our review in accordance with International Auditing Standard on Review Engagements (IRSE) 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity. A review of interim financial information consists of making inquiries, primarily of the persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34.

Lima, Peru
April 28, 2014

Countersigned by:

Carlos Valdivia Valladares
C.P.C.C. Register No. 27255

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated statements of financial position
As of March 31, 2014 (unaudited) and December 31, 2013 (audited)

	Note	As of March 31, 2014	As of December 31, 2013
		S/.(000)	S/.(000)
Assets
Current assets
Cash and term deposits	3	876,486	976,952
Trade and other receivables		79,789	68,542
Income tax prepayments		27,524	27,679
Inventories	4	323,215	334,471
Prepayments		22,833	11,727
		1,329,847	1,419,371

Non-current assets
Other receivables		48,506	46,292
Available-for-sale financial investments	11	29,078	36,058
Property, plant and equipment	5	1,640,450	1,537,111
Exploration and evaluation assets		57,736	59,330
Deferred income tax assets		16,360	15,155
Other assets		1,152	1,220
		1,793,282	1,695,166
Total assets		3,123,129	3,114,537

Liabilities and equity
Current liabilities
Trade and other payables		117,056	126,897
Income tax payable		1,393	2,780
Provisions	7	8,995	27,984
		127,444	157,661

Non-current liabilities
Interest-bearing loans and borrowings	11	828,333	824,022
Other non-current provisions		22,313	20,497
Deferred income tax liabilities, net		99,834	102,887
		950,480	947,406
Total liabilities		1,077,924	1,105,067

Equity
Capital stock		531,461	531,461
Investment shares		50,503	50,503
Additional paid-in capital		554,062	556,294
Legal reserve		123,460	119,833
Other components of equity		14,158	19,045
Retained earnings		690,670	653,704
Equity attributable to equity holders of the parent		1,964,314	1,930,840
Non-controlling interests		80,891	78,630
Total equity		2,045,205	2,009,470
Total liabilities and equity		3,123,129	3,114,537

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated statements of profit or loss
For the three-month periods ended March 31, 2014 and March 31, 2013 (both unaudited)

		For the three-month periods ended March 31,
		_______________________________
	Note	2014	2013
		S/.(000)	S/.(000)

Sales of goods	13	300,082	291,327
Cost of sales		(178,394)	(170,683)
Gross profit		121,688	120,644

Operating income (expenses)
Administrative expenses		(48,995)	(43,751)
Selling and distribution expenses		(7,748)	(7,489)
Other operating income (expenses), net		287	(365)
Total operating expenses , net		(56,456)	(51,605)
Operating profit		65,232	69,039

Other income (expenses)
Finance income		4,629	7,505
Finance costs		(9,754)	(7,676)
Net loss from exchange difference		(2,399)	(3,109)
Total other expenses, net		(7,524)	(3,280)
Profit before income tax		57,708	65,759

Income tax expense	8	(17,905)	(20,654)

Profit for the period		39,803	45,105

Attributable to:
Equity holders of the parent		40,593	46,061
Non-controlling interests		(790)	(956)

		39,803	45,105

Earnings per share	10
Basic and diluted profit for the period attributable to equity holders of common shares and investment shares of the parent (S/. per share)		0.07	0.08

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries
Interim condensed consolidated statements of other comprehensive income
For the three-month periods ended March 31, 2014 and March 31, 2013 (both unaudited)
		For the three-month periods ended March 31,

	Note	2014	2013
		S/.(000)	S/.(000)

Profit for the period		39,803	45,105

Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Change in fair value of available-for-sale financial investments	11	(6,980)	4,950
Deferred income tax related to component of other comprehensive income	8	2,093	(1,483)
Exchange differences on translation of foreign currency		-	155

Other comprehensive income for the period, net of income tax		(4,887)	3,622

Total comprehensive income, net of income tax		34,916	48,727

Total comprehensive income attributable to:
Equity holders of the parent		35,706	49,664
Non-controlling interests		(790)	(937)

		34,916	48,727

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries
Interim condensed consolidated statements of changes in equity
For the three-month periods ended March 31, 2014 and March 31, 2013 (both unaudited)

	Attributable to equity holders of the parent
	Capital stock	Investment shares	Additional paid-in capital	Legal reserve	Unrealized gain on available-for- sale investments	Foreign currency translation reserve	Retained earnings	Total	Non- controlling interests	Total equity
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Balance as of January 1, 2013	531,461	50,503	558,478	105,221	18,226	(1,515)	570,878	1,833,252	60,863	1,894,115
Profit for the period	-	-	-	-	-	-	46,061	46,061	(956)	45,105
Other comprehensive income	-	-	-	-	3,467	136	-	3,603	19	3,622

Total comprehensive income	-	-	-	-	3,467	136	46,061	49,664	(937)	48,727

Appropriation of legal reserve	-	-	-	4,441	-	-	(4,441)	-	-	-
Contribution of non-controlling interests, note 1	-	-	-	-	-	-	-	-	1,152	1,152
Others adjustments of non-controlling interests, note 1	-	-	(1,355)	-	-	-	-	(1,355)	1,355	-

Balance as of March 31, 2013	531,461	50,503	557,123	109,662	21,693	(1,379)	612,498	1,881,561	62,433	1,943,994

Balance as of January 1, 2014	531,461	50,503	556,294	119,833	19,045	-	653,704	1,930,840	78,630	2,009,470
Profit for the period	-	-	-	-	-	-	40,593	40,593	(790)	39,803
Other comprehensive income	-	-	-	-	(4,887)	-	-	(4,887)	-	(4,887)

Total comprehensive income	-	-	-	-	(4,887)	-	40,593	35,706	(790)	34,916

Appropriation of legal reserve	-	-	-	3,627	-	-	(3,627)	-	-	-
Contribution of non-controlling interests, note 1	-	-	-	-	-	-	-	-	819	819
Other adjustments of non-controlling interests, note 1	-	-	(2,232)	-	-	-	-	(2,232)	2,232	-

Balance as of March 31, 2014	531,461	50,503	554,062	123,460	14,158	-	690,670	1,964,314	80,891	2,045,205

Cementos Pacasmayo S.A.A. and Subsidiaries
Interim condensed consolidated statements of cash flows
For the three-month periods ended March 31, 2014 and March 31, 2013 (both unaudited)
	For the three-month period ended March 31,
	2014	2013
	S/.(000)	S/.(000)

Operating activities
Profit before income tax	57,708	65,759
Non-cash adjustments to reconcile profit before income tax to net cash flows
Depreciation and amortization	15,432	12,267
Finance costs	9,754	7,676
Unrealized exchange difference related to monetary transactions	2,335	-
Long-term incentive plan	1,626	1,625
Amortization of costs of issuance of senior notes	411	-
Net loss on disposal of property, plant and equipment	313	-
Unwinding of discount of long-term incentive plan	169	-
Finance income	(4,629)	(7,505)
Recovery of impairment of inventories	(5)	(791)
Other operating, net	(880)	256

Working capital adjustments
Increase in trade and other receivables	(18,028)	(1,416)
Increase in prepayments	(9,559)	(7,519)
Decrease in inventories	11,261	8,355
Decrease in trade and other payables	(17,389)	(36,947)
	48,519	41,760

Interests received	9,196	1,287
Interests paid	(21,197)	(1,443)
Income tax paid	(21,301)	(18,640)

Net cash flows provided from operating activities	15,217	22,964

Interim condensed consolidated statements of cash flows (continued)

	For the three-month period ended March 31,
	2014	2013
	S/.(000)	S/.(000)

Investing activities
Purchase of property, plant and equipment	(117,831)	(57,719)
Purchase of evaluation and exploration assets	(230)	(491)
Proceeds from sale of property, plant and equipment	91	-
Increase in time deposits with original maturities greater than 90 days	-	(500,000)
Purchase of other assets	-	(51)
Net cash flows used in investing activities	(117,970)	(558,261)

Financing activities
Proceeds from issuance of senior notes	-	762,067
Proceeds from bank overdraft	-	19,914
Contribution of non-controlling interests	819	1,152
Payment of borrowings	-	(202,200)
Payment of bank overdraft	-	(13,255)
Dividends paid	(96)	(157)
Net cash flows provided from financing activities	723	567,521

Net (decrease) increase in cash and cash equivalents	(102,030)	32,224
Net foreign exchange difference	1,564	(99)
Cash and cash equivalents at the beginning of the period	976,952	69,835

Cash and cash equivalents at the end of the period	876,486	101,960

Cementos Pacasmayo S.A.A. and Subsidiaries

Notes to interim condensed consolidated financial statements
As of March 31, 2014 and 2013 (both unaudited), and December 31, 2013 (audited)

1.	Economic activity

Cementos Pacasmayo S.A.A. (hereinafter "the Company") was incorporated in 1957 and, under the Peruvian General Corporation Law, is an open stock corporation, with publicly traded shares. The Company is a subsidiary of Inversiones ASPI S.A. (previously known as Inversiones Pacasmayo S.A. or IPSA), which holds 50.94% of the Company’s common and investment shares and 52.63% of its common shares as of March 31, 2014 and December 31, 2013. The registered office is located at Calle La Colonia No.150, Urbanizacion El Vivero, Santiago de Surco, Lima, Peru.

The Company’s main activity is the production and marketing of cement, blocks, concrete and quicklime in Peru’s northern region.

The interim condensed consolidated financial statements of the Company and its subsidiaries (hereinafter “the Group”) as of March 31, 2014 and for the three-month period then ended, were authorized for issuance by the Management of the Company on April 28, 2014.

As of March 31, 2014, there were no changes in the main activities of the subsidiaries incorporated in the interim condensed consolidated financial statements of the Group, in relation to December 31, 2013.

Contributions of non-controlling interest -
Salmueras Sudamericanas S.A.
In order to finance the Salmueras project, the General Shareholders´Meeting of the subsidiary held on March 6, 2014, agreed a contribution of S/.7,100,000. During the three-month period ended March 31, 2014 the contribution made by Quimpac S.A. amounts to S/.819,000 (S/.1,152,000 during the three-months period ended March 31,2013).

All these contributions are partial payments of the capital commitment assumed by the Company and Quimpac S.A. for the brine project up to US$100,000,000 and US$14,000,000, respectively, to maintain its interests in this subsidiary.

The effect of the difference on capital contributions and interests acquired by each shareholder amounted to S/.963,000 during the three-month period ended March 31, 2014, and these were recognized as a debit in additional paid-in capital and a credit in non-controlling interest (S/.1,355,000 as of March 31, 2013).

Notes to interim condensed consolidated financial statements (continued)

Fosfatos del Pacifico S.A.

Fosfatos del Pacifico S.A. is the owner of a brick plant which is in a commissioning period.  Regarding this project, Cementos Pacasmayo S.A.A. committed to assume the total capital expenditure than brick plant needs to achieve its nominal capacity.  This commitment was formalized in the General Shareholders´ Meeting held on July 31, 2013 when it was agreed a contribution up to US$3,300,000 from Cementos Pacasmayo S.A.A. which will not include a change in the percentage of interests of the current shareholders´ structure.  The effect of the difference on capital contributions and interests acquired by each shareholder amounted to S/.1,269,000 during the three-month period ended March 31, 2014, and it was recognized as a debit in additional paid-in capital and a credit in non-controlling interest.

2.	Basis of preparation and changes to the Group’s accounting policies

2.1
Basis of preparation -

The interim condensed consolidated financial statements of the Company have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB).

The interim condensed consolidated financial statements have been prepared on a historical cost basis, except for available-for-sale financial investments that have been measured at fair value. The interim condensed consolidated financial statements are presented in nuevos soles and all values are rounded to the nearest thousand (S/.000), except as otherwise indicated.

The interim condensed consolidated financial statements do not include all the information and disclosure required in the annual financial statements, and should be read in conjunction with Company’s annual consolidated financial statements as of December 31, 2013.

New standards, interpretations and amendments
The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group´s annual financial statements for the year ended December 31, 2013.

Several new standards and amendments apply for the first time in 2014. However, they do not impact the interim condensed financial statements or the annual consolidated financial statements of the Group.

The nature and impact of each new standard or amendment is described below:

-	Investment Entities (Amendments to IFRS 10, IFRS 12 and IAS 27)
These amendments provide an exception to the consolidation requirement for entities that meet the definition of an investment entity under IFRS 10 Consolidated Financial Statements. The exception to consolidation requires investment entities to account for subsidiaries at fair value through profit or loss. These amendments have no impact to the Group, since none of the entities in the Group qualifies to be an investment entity under IFRS 10.

-	Offsetting Financial Assets and Financial Liabilities — Amendments to IAS 32
These amendments clarify the meaning of ’currently has a legally enforceable right to set-off’ and the criteria for non-simultaneous settlement mechanisms of clearing houses to qualify for offsetting. These amendments have no impact on the Group.

Notes to interim condensed consolidated financial statements (continued)

-
Novation of Derivatives and Continuation of Hedge Accounting – Amendments to IAS 39 These amendments provide relief from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criteria. These amendments have no impact to the Group as the Group has not novated its derivatives during the current or prior periods.

-	IFRIC 21 Levies
IFRIC 21 is effective for annual periods beginning on or after 1 January 2014 and is applied retrospectively. It is applicable to all levies imposed by governments under legislation, other than outflows that are within the scope of other standards (e.g., IAS 12 Income Taxes) and fines or other penalties for breaches of legislation. The interpretation clarifies that an entity recognises a liability for a levy no earlier than when the activity that triggers payment, as identified by the relevant legislation, occurs. It also clarifies that a levy liability is accrued progressively only if the activity that triggers payment occurs over a period of time, in accordance with the relevant legislation. For a levy that is triggered upon reaching a minimum threshold, no liability is recognised before the specified minimum threshold is reached. The interpretation requires these same principles to be applied in interim condensed consolidated financial statements. The Group does not expect that IFRIC 21 will have material financial impact in future financial statements.

The Company has not yet early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

2.2	Basis of consolidation -
The interim condensed consolidated financial statements comprise the financial statements of the Company and its subsidiaries as of March 31, 2014 and 2013.

2.3	Seasonality -
Seasonality is not relevant for the activities of the Company.

Notes to interim condensed consolidated financial statements (continued)

3.	Cash and term deposits
(a)	This caption consists of the following:

	As of March 31, 2014	As of December 31, 2013	As of March 31, 2013
	S/.(000)	S/.(000)	S/.(000)

Cash on hand	1,810	1,788	2,003
Cash at banks (b)	765,676	446,244	46,857
Short-term deposits (c)	109,000	528,920	53,100
Cash balances included in statements of cash flows	876,486	976,952	101,960
Time deposits with original maturity greater than 90 days (c)	-	-	903,950

	876,486	976,952	1,005,910

(b)
Cash at banks is denominated in local and foreign currencies, is deposited in domestic and foreign banks and is freely available. The demand deposits interest yield is based on daily bank deposit rates.

(c)
As of March 31, 2014, December 31, 2013 and March 31, 2013, the short-term deposits held in domestic banks were freely available and earned interest at the respective short-term market rates and have original maturities of less than three months.

As of March 31, 2014, these short-term deposits include approximately S/.69,000,000 related to the proceeds obtained on February 2013 through the issuance of Senior Notes.

4.	Inventories
During the three-month periods ended March 31, 2014 and 2013, the Company reversed the provision for inventory carried at net realizable value for S/.5,000 and S/.791,000, respectively.

Notes to interim condensed consolidated financial statements (continued)

5.	Property, plant and equipment

During the three-month periods ended March 31, 2014, the additions of the Company amounted to approximately S/.117,831,000  (S/.57,719,000 during the three-month period ended March 31, 2013), which are mainly related to  the construction of a cement plant located in Piura and commissioning of a diatomites brick plant in the North of Peru.

In connection with the construction of the cement plant in Piura, the borrowings costs capitalized during the three-month period ended as of March 31, 2014 were approximately S/.1,344,000. The rate used to determine the amount of borrowings costs eligible for capitalization was 4.50%, which is the effective rate of the specific borrowing. The amount of borrowing costs eligible for capitalization include the actual borrowing costs incurred on the specific loan (Senior Notes), less the income obtained from  short- term deposits related to this specific borrowing.

6.	Dividends
As of March 31, 2014, dividends payable amounted to S/.4,458,000 (S/.4,554,000 as of December 31, 2013).

7.	Provisions

As of March 31, 2014 and December 31, 2013 this caption mainly includes workers’ profit sharing, long-term incentive plan and others minor.  The decrease in this liability is mainly explained for the payment of the workers’ profit sharing made in the first quarter of 2014.

8.	Income tax
The Company calculates the period income tax expense using the tax rate that would be applicable to expected total annual earnings.

The major components of the income tax expense in the interim condensed consolidated statement of profit or loss and statement of other comprehensive income are:

	For the three-month periods ended March 31
	2014	2013
	S/.(000)	S/.(000)

Current income tax expense	(20,070)	(17,724)
Deferred income tax expense	2,165	(2,930)
Income tax expense recognized in the consolidated statements of profit or loss	(17,905)	(20,654)
Income tax recognized in other comprehensive income	2,093	(1,483)

Total income tax	(15,812)	(22,137)

Notes to interim condensed consolidated financial statements (continued)
9.	Related party transactions
During the three months ended March 31, 2014 and 2013, the Company carried out the following transactions with Inversiones ASPI S.A. and its affiliates:

	For the three-month periods ended March 31,
	2014	2013
	S/.(000)	S/.(000)

Income
Income from land and offices rental services	120	109
Fees for management and administrative services	93	129

Expense
Security services	307	12

As a result of these and other transactions, the Company had the following rights and obligations with Inversiones ASPI S.A. and its affiliates as of March 31, 2014 and December 31, 2013:

	March 31, 2014		December 31, 2013
	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Inversiones ASPI S.A.	68	14	62	14
Other	253	-	347	265

	321	14	409	279

The sales to and purchases from related parties are made on terms equivalent to those that prevail in arm’s length transactions. Outstanding balances are unsecured and interest free. There have been no guarantees provided or received from any related party receivables or payables. For the periods ended March 31, 2014 and December 31, 2013, the Company has not recorded any impairment of receivables from related parties. This assessment is undertaken each financial year by examining the financial position of the related party.

Compensation of key management personnel of the Group -

The expenses for profit-sharing, compensation and other concepts for members of the Board of Directors and the management payroll amounted to S/.6,623,000 , during the three-month period ended March 31, 2014, (S/.7,708,000 during the three-months ended March 31, 2013). The Company does not compensate management with post-employment or contract termination benefits or share-based payments.

Notes to interim condensed consolidated financial statements (continued)
10.	Earnings per share (EPS)

Basic earnings per share amounts are calculated by dividing net profit for the three-month periods ended March 31, 2014 and 2013 attributable to common shares and investment shares of the parent by the weighted average number of common and investment shares outstanding during those periods.

The Group has no dilutive potential common shares as of March 31, 2014 and 2013.

Calculation of the weighted average number of shares and the basic and diluted earnings per share is presented below:

	For the three-month periods ended March 31
	2014	2013
	S/.(000)	S/.(000)
Numerator
Net profit attributable to ordinary equity holders	40,593	46,061

	For the three-month periods ended March 31
	2014	2013
	Thousands	Thousands

Denominator
Weighted average number of common and investment shares	581,964	581,964

	For the three-month periods ended March 31
	2014	2013
	S/.	S/.

Basic and diluted earnings for common and investment shares	0.07	0.08

There have been no other transactions involving common shares or potential common shares between the reporting date and the date of completion of these interim condensed consolidated financial statements.

Notes to interim condensed consolidated financial statements (continued)
11.	Financial instruments
(a)	Financial asset and liabilities - Financial assets -

	As of March 31, 2014	As of December 31, 2013
	S/.(000)	S/.(000)

Available-for-sale financial investments at fair value through OCI
Quoted equity shares	780	967
Unquoted equity shares	28,298	35,091
Total available-for-sale investments	29,078	36,058

Total financial assets at fair value	29,078	36,058

Except available-for-sale investments, all financial assets which include cash and term deposits and trade and other receivables, are classified in the category of loans and receivables, are held to maturity and generate fixed or variable interest income for the Group. The carrying value may be affected by changes in the credit risk of the counterparties.

Financial liabilities -

All financial liabilities of the Group including trade and other payables, bank overdraft and interest-bearing loans and borrowings are classified as loans and borrowings and are carried at amortized cost.

(b)	Fair values –
Set out below is a comparison of the carrying amounts and fair values of financial instruments as of March 31, 2014 and December 31, 2013:

	Carrying amount		Fair value
	2014	2013	2014	2013
	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Financial assets
Available-for- sale financial investments	29,078	36,058	29,078	36,058
Total financial assets - non-current	29,078	36,058	29,078	36,058

Financial liabilities
Financial obligations:
Senior Notes/ Loans at fixed rates	828,333	824,022	792,085	738,527
Total financial liabilities	828,333	824,022	792,085	738,527

Management assessed that cash and term deposits, trade receivables, trade payables and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

Notes to interim condensed consolidated financial statements (continued)

The following methods and assumptions were used to estimate the fair values:

-
Fair values of interest-bearing loans and borrowings are estimated by using discounting future cash flows method using discount rates that reflect the issuer´s borrowing rate as at the end of the reporting period. The own non-performance risk as of March 31, 2014 and December 31, 2013, was assessed to be insignificant.

-	Fair value of available-for-sale investments is derived from quoted market prices in active markets.

-
Fair value of unquoted available-for-sale financial investments is estimated using a technique for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.

(c)	Fair value measurement -

All financial instruments for which fair value is recognised or disclosed are categorised within the fair value hierarchy, based on the lowest level input that is significant to the fair value measurement as a whole, as follows:

Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities.
Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.
Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

Notes to interim condensed consolidated financial statements (continued)
The following table provides the fair value measurement hierarchy of the Group´s assets and liabilities.

Quantitative disclosures fair value measurement hierarchy for assets and liabilities as of March 31, 2014 –

	Fair value measurement using
	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)
	S/.(000)	S/.(000)	S/.(000)
Assets measured at fair value:
Available-for-sale financial investments:
Quoted equity shares	780	780	-
Unquoted equity shares	28,298	-	28,298

Total financial assets	29,078	780	28,298
Liabilities for which fair values are disclosed:
Senior Notes	792,085	-	792,085

Total financial liabilities	792,085	-	792,085

During the reporting period ending March 31, 2014, there were no transfers between Levels.  There were no assets or liabilities measured or disclosed at fair value using significant unobservable inputs (Level 3).

Fair value hierarchy for financial instruments measured at fair value as of December 31, 2013

Quantitative disclosures fair value measurement hierarchy for assets and liabilities as of December 31, 2013 –

	Fair value measurement using
	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)
	S/.(000)	S/.(000)	S/.(000)
Assets measured at fair value:
Available-for-sale financial investments:
Quoted equity shares	967	967	-
Unquoted equity shares	35,091	-	35,091

Total financial assets	36,058	967	35,091
Liabilities for which fair values are disclosed:
Senior Notes	738,527	-	738,527

Total financial liabilities	738,527	-	738,527

Notes to interim condensed consolidated financial statements (continued)

There have been no transfers between Levels during the period ending December 31, 2013. There were no assets or liabilities measured or disclosed at fair value using significant unobservable inputs
(Level 3).

Risk management activities-

As a result of its activities, the Company is exposed to foreign currency risk. The three month period ended March 31, 2014 and the year ended December 31, 2013 experienced significant volatility in the US Dollar exchange rate against the Nuevo Sol, resulting in significant net losses mainly related to the borrowings of the Company denominated in US dollars. The net losses were recorded in the consolidated statement of profit or loss in the caption “Net loss of exchange difference”.

As of March 31, 2014 and December 31, 2013, the Company had no financial instruments to hedge its foreign exchange risk, interest rates or market price (purchase price of coal) fluctuations.

12.	Commitments and contingencies Operating lease commitments – Group as lessor

As of March 31, 2014, the Company, as lessor, has a land lease with Compañía Minera Ares S.A.C. a related party of Inversiones ASPI S.A. This lease is annually renewable and for the three-month period ended March 31, 2014 provided an income of S/.116,000 (S/.109,000 for the three-months ended March 31, 2013).

Operating lease commitments – Group as lessee

In May 2012, the Company signed a contract with a third party to lease a land located in the north of Peru. The lease has a term of maturity of 30 years and accrued an annual rent of US$200,000 from 2012 to 2015, and from 2016 to the maturity date of the contract the rent will be equivalent to 0.64% of the sales of phosphoric rock, but may not be less than US$1,600,000 annually. The expense for the three-month period ended as of March 31, 2014 amounted to S/.140,000 and it was recognized in the administrative expenses caption in the consolidated statement of profit or loss.

Capital commitments As of March 31, 2014, the Group had the following main commitments:

-	Construction of a cement plant located in Piura by S/.144,765,000.
-	Commissioning of a diatomites brick plant in the North of Peru by S/.1,771,000.
-	Development activities of phosphoric rock by S/.4,711,000.
-	Commitment for development of brine Project up to US$100,000,000, see note 1. In connection with this commitment, as of March 31, 2014 the Group has made contributions for US$16,761,000.

Other commitments

-	Commitment of future sales of phosphoric rock to Mitsubishi Corporation when the project starts production.
-	The Group maintains long-term electricity supply agreements which billings are determined taking into consideration consumption of electricity and other market variables.
-
Since November 2013, the Group has a five-year period natural gas supply agreement for its diatomite brick plant, which billings are determined taking into account consumption of natural gas and other market variables. Also, the volumes are subject to take or pay clauses that establish minimum levels of natural gas consumption. As of March 31, 2014, the Group has accomplished the minimum requirements established in this agreement.

Notes to interim condensed consolidated financial statements (continued)
Environmental matters

The Company’s exploration and exploitation activities are subject to environmental protection standards. Such standards are the same as those disclosed on the consolidated financial statement as of December 31, 2013 and the only change on this subject in the interim consolidated financial statements as of March 31, 2014 in comparison to the consolidated financial statement as of December 31, 2013, is the approval by the Peruvian authorities as of March 2014, of the EIS (Environmental Impact Study) presented by the Group for its Phosphates project.

Tax situation

During the four years following the year tax returns are filed, the tax authorities have the power to review and, as applicable, correct the income tax computed by each individual company. The income tax and value-added tax returns for the following years are open for review by the tax authorities.

Years open to review by Tax Authorities
Entity	Income tax	Value-added tax

Cementos Pacasmayo S.A.A.	2011-2014	2009-2014
Cementos Selva S.A.	2009-2014	2009/2011-2014
Distribuidora Norte Pacasmayo S.R.L.	2010-2014	2009-2014
Empresa de Transmisión Guadalupe S.A.C.	2009-2014	2009-2014
Fosfatos del Pacífico S.A.	2009-2014	2009-2014
Salmueras Sudamericanas S.A.	2011-2014	2011-2014
Calizas del Norte S.A.C.	2014	2013-2014
Corianta S.A. (*)	2009-2011	(**)
Tinku Generacion S.A.C. (*)	2009-2011	2009-2011

(*)	These subsidiaries were merged with the Company in December 2011.
(**)	The period open to review by tax authorities for this entity are from January to May 2010 and from September to December 2011.

Due to possible interpretations that the tax authorities may give to legislation in effect, it is not possible to determine whether any of the tax audits that may be performed will result in increased liabilities for the Company. For that reason, tax or surcharge that could arise from future tax audits would be applied to the income during the period in which it is determined. However, in management’s opinion, any possible additional payment of taxes would not have a material effect on the interim condensed consolidated financial statements as of March 31, 2014 and the consolidated financial statements as of December 31, 2013.

Notes to interim condensed consolidated financial statements (continued)

Legal claim contingency

As of March 31, 2014, some third parties have commenced actions against the Group in relation with its operations in the amount of S/.2,792,000. Of this total amount, S/.494,000 corresponds to labor claims from former employees and S/.2,298,000 is related to the tax assessments received from the tax administration corresponding to 2009 tax period, which was reviewed by the tax authority during 2012.

Management expects that these claims will be resolved within the next five years based on prior experience; however, the Company cannot assure that these claims will be resolved within this period because the authorities do not have a maximum term to resolve cases. The Group has been advised by its legal counsel that it is only possible, but not probable, that these actions will succeed. Accordingly, no provision for any liability has been made in these interim condensed consolidated financial statements.

Mining royalty
Third parties

The subsidiary Fosfatos del Pacífico S.A., signed an agreement with the Peruvian Government, Fundación Comunal San Martin de Sechura and Activos Mineros S.A.C. related to the use of the Bayovar concession, which contains phosphoric rock and diatomites.  As part of this agreement, the Subsidiary Fosfatos del Pacífico S.A. is required to pay to Fundación Comunal San Martin de Sechura and Activos Mineros S.A.C. an equivalent amount to US$3 for each metric tons of diatomite extracted. The annual royalty may not be less than the equivalent to 40,000 metric tons during the second year of production and 80,000 metric tons since the third year of production. The related royalty expense amounted to S/.172,000 for the three-month period ended March 31, 2014 (S/.160,000 for the three-month period ended March 31, 2013).

In December 2013, the Company signed an agreement with a third party, related to the use of the Bayovar concession, to carry out other non-metallic mining activities.  This agreement has a term of maturity of 30 years, with fixed annual payments of US$600,000 for the first three years and variables to the rest of the contract.   As of the date of this report the Group has paid US$300,000.

Interest-bearing loans and borrowings covenants
Senior Notes
In February 2013, the Company issued Senior Notes by US$300,000,000 with interest rate of 4.50% and maturity on 2023. As of March 31, 2014, the Senior Notes accrued interest for S/.8,805,000.

In the case that the Company and Guarantee Subsidiaries requires to issue debt or equity instruments or merges with another company or dispose or rent significant assets, the Senior Notes will activate the following covenants, calculated on the Company and Guarantee Subsidiaries annual consolidated financial statements:

-	The fixed charge covenant ratio would be at least 2.5 to 1.
-	The consolidated debt-to-EBITDA ratio would be no greater than 3.5 to 1.

As of March 31, 2014, the Company has not entered in any of the operations mentioned above.

Notes to interim condensed consolidated financial statements (continued)

13.	Segment information For management purposes, the Group is organized into business units based on their products and activities, and have three reportable segments as follows:

-	Production and marketing of cement, concrete and blocks in the northern region of Peru.
-	Sale of construction supplies in the northern region of Peru.
-	Production and marketing of quicklime in the northern region of Peru.

No operating segments have been aggregated to form the above reportable operating segments.

Management monitors the profit before income tax of each business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on profit before income tax and is measured consistently with profit before income tax in the interim condensed consolidated financial statements.

Transfer prices between operating segments are on an arm’s length basis in a similar manner to transactions with third parties.

	Revenues from external customers	Revenues from inter segments	Total revenue	Gross margin	Profit before income tax	Income tax	Profit for the period	Segment assets	Other assets	Total assets	Segment liabilities
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

2014
Cement, concrete and blocks	264,003	-	264,003	120,459	63,660	(19,752)	43,908	2,602,401	-	2,602,401	1,044,366
Construction supplies	25,152	-	25,152	885	73	(23)	50	26,222	-	26,222	29,860
Quicklime	10,791	-	10,791	500	(2,068)	642	(1,426)	133,884	-	133,884	-
Other	136	-	136	(156)	(3,957)	1,228	(2,729)	331,544	29,078	360,622	3,698

Consolidated	300,082	-	300,082	121,688	57,708	(17,905)	39,803	3,094,051	29,078	3,123,129	1,077,924

2013
Cement, concrete and blocks	257,083	1	257,084	118,608	69,486	(21,825)	47,661	2,596,649	-	2,596,649	1,051,566
Construction supplies	24,372	48	24,420	718	48	(15)	33	21,773	-	21,773	45,839
Quicklime	9,501	-	9,501	1,730	(197)	62	(135)	134,924	-	134,924	-
Other	371	581	952	(412)	(3,578)	1,124	(2,454)	325,133	36,058	361,191	7,662
Adjustments and eliminations	-	(630)	(630)	-	-	-	-	-	-	-	-

Consolidated	291,327	-	291,327	120,644	65,759	(20,654)	45,105	3,078,479	36,058	3,114,537	1,105,067

Notes to interim condensed consolidated financial statements (continued)

During the three-month period ended March 31, 2014 there were no inter-segment revenues. Inter-segment revenues of S/.630,000 during the three-month period ended March 31, 2013 were eliminated on consolidation.

The “other” column includes activities that do not meet the threshold for disclosure under IFRS 8.13 and represent non-material operations of the Group (including phosphates, brine, zinc and others).

Other assets
As of March 31, 2014 corresponds to the available-for-sale investments caption for approximately S/.29,078,000 (S/.36,058,000 as of December 31, 2013) which is not allocated to any segment.

Geographic information All revenues are from Peruvian clients.

As of March 31, 2014 and December 31, 2013, all non-current assets are located in Peru.